U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Carmean                              C.                 William
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   (Last)                            (First)              (Middle)

   Millennium Chemicals Inc., 230 Half Mile Road
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                                    (Street)

   Red Bank,                        New Jersey              07701
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

    February 11, 2002
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

    Millennium Chemicals Inc.  (MCH)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

    Senior Vice President, General Counsel and Secretary
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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


Common Stock $0.01 Par Value Per Share   7,901                        D                   Direct
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Common Stock $0.01 Par Value Per Share   3,508                        I                   (1) 401(k)
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Common Stock $0.01 Par Value Per Share   1,200                        D                   (2) 401 (k)(w)
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Common Stock $0.01 Par Value Per Share   1,053                        D                   (3)
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Common Stock $0.01 Par Value Per Share   1,313                        I                   (4)
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Common Stock $0.01 Par Value Per Share   3,841                        I                   (5)
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

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print of Type Responses)

                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Option                   12/06/99   12/06/06        Stock                  5,000         $19.00         D              (6)
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Option                   5/18/01    5/17/11         Stock                  11,000        $16.87         D              (7)
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Option                   1/24/02    1/23/12         Stock                  36,000        $12.24         D              (8)
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
Explanation of Responses:
1. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's 401(k) plan as of January 31, 2002, expressed as share equivalents. As of such date, approximately 98.09% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents the number of shares of Company Stock in the Reporting Person's Individual Brokered Account within the Company's 401(k) plan as of January 31, 2002.

3. Represents shares of restricted stock granted to the Reporting Person on December 12, 1997 under the Issuer's Long Term Stock Incentive Plan that may vest over a five-year period.

4. Represents amounts allocated to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan as of January 31, 2002, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.

5. Reflects shares allocated to the Reporting Person's account under the Company's Salary and Bonus Deferral Plan as of January 31, 2002.

6. Represents an option granted to the Reporting Person on December 6, 1996 under the Issuer's Long Term Stock Incentive Plan to purchase 5,000 shares of the Issuer's Common Stock at $19.00 per share.

7. Represents an option granted to the Reporting Person on May 18, 2001 under the Issuer's Omnibus Incentive Compensation Plan to purchase 11,000 shares of the Issuer's Common Stock at $16.87 per share.

8. Represents an option granted to the Reporting Person on January 24, 2002 under the Issuer's Omnibus Incentive Compensation Plan to purchase 36,000 shares of the Issuer's common Stock at $12.24 per share.



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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                            (Print of Type Responses)

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